Calculation of Filing Fee Tables
F-3
TORONTO DOMINION BANK
Narrative Disclosure
The maximum aggregate amount of the securities to which the prospectus relates is 0. The maximum aggregate offering price of the securities to which the prospectus relates is $500,000.00. The prospectus is a final prospectus for the related offering.